SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA HOLDINGS, S.A. ANNOUNCES RESULTS OF 2006 ANNUAL SHAREHOLDER´S MEETING

COPA HOLDINGS, S.A. ANNOUNCES RESULTS OF 2006 ANNUAL
SHAREHOLDER´S MEETING

          Panama City, May 12, 2006 - Copa Holdings, S.A., listed on the New York Stock Exchange under the symbol “CPA” (the “Company”), announced today the results of its 2006 Annual Meeting of Shareholders, held on May 12, 2006:

A.	Elected five directors to serve on the Board of Directors of the Company, each for two year terms:
	1.	Mr. Pedro Heilbron
	2.	Mr. Osvaldo Heilbron
	3.	Mr. Ricardo A. Arias
	4.	Mr. Mark Erwin
	5.	Mr. Roberto Artavia, as independent director.

B.	Ratified Ernst & Young as independent auditors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 05/12/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO